THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

February 10, 2010

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:

Epiphany Funds  (the “Registrant”)

Post-Effective Amendment No. 8

File Nos. 333-21962; 811-138045

Dear Mr. Barrientos:

On behalf of the Registrant, this letter is a response to the comments you provided to Marc Collins on February 11, 2011 with respect to Post-Effective Amendment No. 8 to the Registrant’s Post-Effective Amendment No. 8 to its Registration Statement.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – You requested that the Registrant provide the staff with a completed fee table and expenses example for each of the Registrant's funds for review prior to the effective date of the filing.

Response 1 –  The requested changes have been made to the Fee Tables and a copy of the Fee Tables have been included with this correspondence filing. (Exhibit A)

Comment 2 – In the Principal Investment Strategy section of each of the FFV funds, you requested that the Registrant clarify the last bullet point which currently states "companies will generally be excluded from the Fund that  . . . sponsor organizations that promote legislation which undermines traditional families."

Response 2 – The bullet point in question has been revised to now read:

"-  Use company assets to advocate for or against polarizing political issues."

Comment 3 – In the section entitled "Principal Investment Strategy" for the Epiphany FFV Strategic Income Fund, you noted that the disclosure states the Fund may invest in inverse exchange-traded funds (ETFs) for hedging purposes.  You requested the Registrant include a specific risk disclosure related to inverse ETFs in the "Principal Risk" section of the summary prospectus and in section(s) of the prospectus containing risk disclosures pursuant to Item 9 of Form N-1A.

Response 3 – The Registrant has included Inverse ETF risk disclosures in the "Principal Risk" section for the Epiphany FFV Strategic Income Fund  and in the "Investment Risk Information" section which includes other risk disclosures pursuant to Item 9 of Form N-1A.

Comment 4 – In the "Fund Details, Investment Strategy Information" and "Investment Risk Information" sections of the prospectus, you requested we differentiate those strategies and risks that are principal from those that are non-principal, or if all of the strategies and risks are deemed principal, please confirm that they are referenced both in the summary section of the prospectus and in the Item 9 disclosures.

Response 4 – The Adviser has confirmed that all the disclosed strategies and risk are principal to each Fund.  Accordingly, no change has been made pursuant to this comment.

Comment 5 – With regard to each of the Funds, in the section entitled "Fund Details, Fund Operations," under the heading "Portfolio Managers," you requested we provide more detailed information regarding each of the portfolio managers' experience over the last five years.

Response 5 –  The requested changes have been made.

Comment 6 – With regard to the Dana Large Cap Core Fund (formerly the Epiphany Large Cap Core Fund), you requested that as part of the next filing, we include the appropriate information to make the name change effective on the SEC's EDGAR system.  You also requested that the Registrant review the disclosure and make sure all references to the Fund's previous name have been changed.

Response 6 –  The Fund's administrator will make sure the necessary changes are made in the SEC's EDGAR system.

Comment 7 – With regard to the Dana Large Cap Core Fund (for the Class A and Class N prospectus), you noted that in the section entitled "Performance," there is a reference to the Fund having not yet commenced operations.  You requested that this disclosure be deleted and performance information be included or the disclosure be changed to indicate the Fund has commenced operations but does not yet have a full calendar year of performance.

Response 7 –  The requested change has been made.

Comment 8 –  In the Dana Large Cap Core Fund (for the Class A and Class N prospectus), in the section entitled "Prior Performance of the Sub-Adviser," you requested the Registrant verify such performance reporting is still applicable and whether the sub-adviser advises any registered investment companies in the same manner as the Dana Large Cap Core Fund.

Response 8 – The performance in question has been updated and the Sub-Adviser has verified that is does not manage any other registered investment companies in the same manner as the Dana Large Cap Core Fund.

Comment 9 – In the Statement of Additional Information, you requested the Registrant provide the disclosures regarding the Board's leadership structure, oversight of risk and trustee qualifications pursuant to Item 17(b).

Response 9 – The requested disclosures have been included in the Statement of Additional Information.

Comment 10 – Also in the Statement of Additional Information, in the section entitled "Management of the Funds," in the tables listing the Trustees and Officers, in the last column, please add the phrase "for the last 5 years" after "Other Directorships Held by Trustee".

Response 10 – The requested change has been made.

* * * *

The Registrant has authorized us to acknowledge on its behalf that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Marc Collins at 513-352-6774.

Sincerely,

/s/

THOMPSON HINE LLP

EXHIBIT A

EPIPHANY FFV FUND

Fees and Expenses

These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder fees (paid directly from your investment):

Class N
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the offering price at time of purchase or the net asset value at the time of redemption)	None
Maximum Sales Charge (Load) on Reinvested Dividends	None
Redemption Fee (as a percentage of the amount redeemed, if redeemed within 60 days of purchase)	2.00%
Fee for Redemptions Paid by Wire Transfer	$20

Annual Fund operating expenses (expenses deducted from Fund assets):

Class N
Management Fees	0.75%
Distribution (12b-1) Fees	0.25%
Other Expenses	2.77%
Total Annual Fund Operating Expenses	3.77%
Fee Waiver and/or Expense Reimbursement (1)	(2.02)%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursement)	1.75%

1)

The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1.75% of the average daily net assets for Class N shares through February 28, 2013.  The Adviser has further agreed to reduce the waiver to 1.50% of the average daily net assets for Class N shares for the one year period March 1, 2011 through February 28, 2012. The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days notice to shareholders.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as described in the Fees and Expenses table.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Epiphany FFV Fund N Shares	$178	$756	$1,564	$3,671

EPIPHANY FFV FOCUSED FUND

Fees and Expenses

These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder fees (paid directly from your investment):

Class N
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the offering price at time of purchase or the net asset value at the time of redemption)	None
Maximum Sales Charge (Load) on Reinvested Dividends	None
Redemption Fee (as a percentage of the amount redeemed, if redeemed within 60 days of purchase)	2.00%
Fee for Redemptions Paid by Wire Transfer	$20

Annual Fund operating expenses (expenses deducted from Fund assets):

Class N
Management Fees	0.75%
Distribution (12b-1) Fees	0.25%
Other Expenses	16.42%
Total Annual Fund Operating Expenses	17.42%
Fee Waiver and/or Expense Reimbursement (1)	(15.67)%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursement)	1.75%

1) The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1.75% of the average daily net assets for Class N shares through February 28, 2013. The Adviser has further agreed to reduce the waiver to 1.50% of the average daily net assets for Class N shares for the one year period March 1, 2011 through February 28, 2012. The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days notice to shareholders.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as described in the Fees and Expenses table.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Epiphany FFV Focused Fund – Class N	$178	$1,825	$4,252	$8,125

EPIPHANY FFV STRATEGIC INCOME FUND

Fees and Expenses

These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder fees (paid directly from your investment):

Class N
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the offering price at time of purchase or the net asset value at the time of redemption)	None
Maximum Sales Charge (Load) on Reinvested Dividends	None
Redemption Fee (as a percentage of the amount redeemed, if redeemed within 60 days of purchase)	2.00%
Fee for Redemptions Paid by Wire Transfer	$20

Annual Fund operating expenses (expenses deducted from Fund assets):

Class N
Management Fees	0.50%
Distribution (12b-1) Fees	0.25%
Other Expenses	4.52%
Total Annual Fund Operating Expenses	5.27%
Fee Waiver and/or Expense Reimbursement (1)	(4.02)%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursement)	1.25%

1)

The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1.25% of the average daily net assets for Class N shares through February 28, 2013.  The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days notice to shareholders.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as described in the Fees and Expenses table.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Epiphany FFV Strategic Income Fund – Class N	$127	$801	$1,886	$4,572

EPIPHANY FFV FUND

Fees and Expenses

These tables describe the fees and expenses that you may pay if you buy and hold Class A or Class C shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Epiphany Funds.  More information about these and other discounts is available from your financial professional and in the "Investing with Epiphany" section of the Fund's prospectus and in the "Sales Charges" section of the Fund's Statement of Additional Information.

Shareholder fees (paid directly from your investment):

	Class A	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	5.00%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the offering price at time of purchase or the net asset value at the time of redemption)	None	1.00%
Maximum Sales Charge (Load) on Reinvested Dividends	None	None
Redemption Fee (as a percentage of the amount redeemed, if redeemed within 60 days of purchase)	2.00%	2.00%
Fee for Redemptions Paid by Wire Transfer	$20	$20

Annual Fund operating expenses (expenses deducted from Fund assets):

	Epiphany FFV Fund
	Class A	Class C
Management Fees	0.75%	0.75%
Distribution (12b-1) Fees	0.25%	1.00%
Other Expenses	2.75%	2.76%
Total Annual Fund Operating Expenses	3.75%	4.51%
Fee Waiver and/or Expense Reimbursement (1)	(2.00)%	(2.01)%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursement)	1.75%	2.50%

1)

The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1.75% of the average daily net assets for Class A shares and 2.50% of the average daily net assets of Class C shares through February 28, 2013.  The Adviser has further agreed to reduce the waiver to 1.50% of the average daily net assets for Class A shares for the one year period March 1, 2011 through February 28, 2012. The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days notice to shareholders.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as described in the Fees and Expenses table.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Epiphany FFV Fund – Class A	$669	$1,216	$1,980	$3,974
Epiphany FFV Fund – Class C	$353	$ 976	$1,914	$4,300

EPIPHANY FFV FOCUSED FUND

Fees and Expenses

These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Epiphany Funds.  More information about these and other discounts is available from your financial professional and in the "Investing with Epiphany" section of the Fund's prospectus and in the "Sales Charges" section of the Fund's Statement of Additional Information.

Shareholder fees (paid directly from your investment):

	Class A	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	5.00%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the offering price at time of purchase or the net asset value at the time of redemption)	None	1.00%
Maximum Sales Charge (Load) on Reinvested Dividends	None	None
Redemption Fee (as a percentage of the amount redeemed, if redeemed within 60 days of purchase)	2.00%	2.00%
Fee for Redemptions Paid by Wire Transfer	$20	$20

Annual Fund operating expenses (expenses deducted from Fund assets):

	Epiphany FFV Focused Fund
	Class A	Class C
Management Fees	0.75%	0.75%
Distribution (12b-1) Fees	0.25%	1.00%
Other Expenses	10.03%	13.00%
Total Annual Fund Operating Expenses	11.03%	14.75%
Fee Waiver and/or Expense Reimbursement (1)	(9.28)%	(12.25)%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursement)	1.75%	2.50%

1)

The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1.75% of the average daily net assets for Class A shares and 2.50% of the average daily net assets of Class C shares through February 28, 2013. The Adviser has further agreed to reduce the waiver to 1.50% of the average daily net assets for Class A shares for the one year period March 1, 2011 through February 28, 2012. The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days notice to shareholders.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as described in the Fees and Expenses table.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Epiphany FFV Focused Fund – Class A	$669	$1,821	$3,619	$7,245
Epiphany FFV Focused Fund – Class C	$353	$1,795	$4,023	$7,950

EPIPHANY FFV STRATEGIC INCOME FUND

Fees and Expenses

These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Epiphany Funds.  More information about these and other discounts is available from your financial professional and in the "Investing with Epiphany" section of the Fund's prospectus and in the "Sales Charges" section of the Fund's Statement of Additional Information.

Shareholder fees (paid directly from your investment):

	Class A	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	5.00%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the offering price at time of purchase or the net asset value at the time of redemption)	None	1.00%
Maximum Sales Charge (Load) on Reinvested Dividends	None	None
Redemption Fee (as a percentage of the amount redeemed, if redeemed within 60 days of purchase)	2.00%	2.00%
Fee for Redemptions Paid by Wire Transfer	$20	$20

Annual Fund operating expenses (expenses deducted from Fund assets):

	Epiphany FFV Strategic Income Fund
	Class A	Class C
Management Fees	0.50%	0.50%
Distribution (12b-1) Fees	0.25%	1.00%
Other Expenses	3.54%	4.68%
Total Annual Fund Operating Expenses	4.29%	6.18%
Fee Waiver and/or Expense Reimbursement	(3.04)%	(4.18)%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursements)	1.25%	2.00%

1)

The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1.25% of the average daily net assets for Class A shares and 2.00% of the average daily net assets of the Class C shares, through February 28, 2013.  The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days notice to shareholders.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as described in the Fees and Expenses table.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Epiphany FFV Strategic Income Fund – Class A	$621	$1,172	$2,036	$4,250
Epiphany FFV Strategic Income Fund – Class C	$303	$1,033	$2,262	$5,209

DANA LARGE CAP CORE FUND

Fees and Expenses

These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder fees (paid directly from your investment):

Class N
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) on Reinvested Dividends	None
Redemption Fee (As a percentage of the amount redeemed, if redeemed within 60 days of purchase)	2.00%
Fee for Redemptions Paid by Wire Transfer	$20

Annual Fund operating expenses (expenses deducted from Fund assets):

Class N
Management Fees	0.75%
Distribution (12b-1) Fees	0.25%
Other Expenses	8.63%
Total Annual Fund Operating Expenses	9.63%
Fee Waiver and/or Expense Reimbursement (1)	(8.13)%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursement)	1.50%

1)

The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1.50% of the average daily net assets for Class N shares through February 28, 2013. The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days notice to shareholders.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in a Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as described in the Fees and Expenses table.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Dana Large Cap Core Fund – Class N	$153	$1,233	$2,963	$6,634

DANA LARGE CAP CORE FUND

Fees and Expenses

These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Epiphany Funds.  More information about these and other discounts is available from your financial professional and in the "Investing in The Fund" section of the Fund's prospectus and in the "Sales Charges" section of the Fund's Statement of Additional Information.

Shareholder fees (paid directly from your investment):

	Class A	Class C
Maximum Sales Charge (Load) Imposed on Purchases	5.00%	None
Maximum Deferred Sales Charge (Load)	None	1.00%
Maximum Sales Charge (Load) on Reinvested Dividends	None	None
Redemption Fee (As a percentage of the amount redeemed, if redeemed within 60 days of purchase)	2.00%	2.00%
Fee for Redemptions Paid by Wire Transfer	$20	$20

Annual Fund operating expenses (expenses deducted from Fund assets):

	Dana Large Cap Core Fund
	Class A	Class C
Management Fees	0.75%	0.75%
Distribution (12b-1) Fees	0.25%	1.00%
Other Expenses	3.75%	3.75%
Total Annual Fund Operating Expenses	4.75%	5.50%
Fee Waiver and/or Expense Reimbursement (1)	(3.25)%	(3.25)%
Total Annual Fund Operating Expenses (after Fee Waiver and Expense Reimbursement)	1.50%	2.25%

1)

The Adviser has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to limit Total Annual Operating Expenses, excluding brokerage fees and commissions; borrowing costs, such as interest; taxes; indirect expenses incurred by the underlying funds in which the Fund invests, and extraordinary expenses to 1.50% and 2.25% of the average daily net assets for Class A and C shares, respectively, through February 28, 2013. The Board of Trustees may terminate the fee waiver and expense reimbursement agreement upon 60 days notice to shareholders.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in a Fund for the time periods indicated, reinvest dividends and distributions, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are as described in the Fees and Expenses table.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Dana Large Cap Core Fund – Class A	$645	$1,261	$2,203	$4,576
Dana Large Cap Core Fund – Class C	$328	$1,020	$2,133	$4,868